                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                Schedule 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*

                         GENERAL COMMUNICATION, INC.
                              (Name of Issuer)

                     Class A Common Stock, no par value
                     Class B Common Stock, no par value
                     -----------------------------------
                      (Title of Classes of Securities)

                     Class A Common Stock   369385 10 9
                     Class B Common Stock   369385 20 8
                     -----------------------------------
                               (CUSIP Numbers)

    Stephen M. Brett, Esq., Executive Vice President and General Counsel,
                          Tele-Communications, Inc.
  Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111, (303-267-5500)
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                JULY 31, 1997
                                -------------
                    (Date of Event which Requires Filing
                             of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                          Exhibit Index is on Page __

Cusip No.-  Class A Common Stock  369385 10 9
Cusip No.-  Class B Common Stock  369385 20 8




---------------------------------------------------------------------------------------------------------------
         (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                 TELE-COMMUNICATIONS, INC.

---------------------------------------------------------------------------------------------------------------
         (2)     Check the Appropriate Box if a Member of a Group
                                                                                     (a)      [ ]
                                                                                     (b)      [ ]

---------------------------------------------------------------------------------------------------------------
         (3)     SEC Use Only

---------------------------------------------------------------------------------------------------------------
         (4)     Source of Funds
                 AF, OO

---------------------------------------------------------------------------------------------------------------
         (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                                     [ ]

---------------------------------------------------------------------------------------------------------------
         (6)     Citizenship or Place of Organization
                 Delaware

---------------------------------------------------------------------------------------------------------------
                 (7)      Sole Voting Power                 300,200  shares of Class A Common Stock*
                                                            225,000  shares of Class B Common Stock

 Number of                -------------------------------------------------------------------------------------
Shares Bene-     (8)      Shared Voting Power               0 Shares
  ficially
 Owned by                 -------------------------------------------------------------------------------------
Each Report-
 ing Person      (9)      Sole Dispositive Power            300,200  shares of Class A Common Stock*
   With                                                     225,000  shares of Class B Common Stock

                          -------------------------------------------------------------------------------------
                 (10)     Shared Dispositive Power          0 Shares


---------------------------------------------------------------------------------------------------------------
         (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                          300,200  shares of Class A Common Stock*
                          225,000  shares of Class B Common Stock

---------------------------------------------------------------------------------------------------------------
         (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares            [ ]


---------------------------------------------------------------------------------------------------------------
         (13)    Percent of Class Represented by Amount in Row (11)**

                          Class A Common Stock     <1%
                          Class B Common Stock     5.5%

---------------------------------------------------------------------------------------------------------------
         (14)    Type of Reporting Person

                          HC, CO


--------------------------
* Does not include shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock on a share for share basis owned by the Reporting Person.
** Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to 10 votes per share. In addition, holders of such stock vote together on the election of directors. Accordingly, when these Classes of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities of GCI representing approximately 3.0% of the voting power of GCI.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 3)

                                  Statement of

                           TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                          GENERAL COMMUNICATION, INC.
                         (Commission File No. 0-15279)


ITEM 1.  Security and Issuer

         Tele-Communications, Inc., a Delaware corporation ("TCI"), hereby amends and supplements its Statement on Schedule 13D (the "Statement"), with respect to the Class A Common Stock, no par value (the "Class A Stock"), and the Class B Common Stock, no par value (the "Class B Stock", and together with the Class A Stock, the "GCI Common Stock"), of General Communication, Inc., an Alaska corporation ("GCI"). GCI's principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 95503. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.


ITEM 2.  Identity and Background

         Item 2 of the Statement is hereby amended and supplemented by adding the following:

         Schedule 1 attached to this Amendment No. 3 to the Statement contains the following information concerning each director, executive officer or controlling person of TCI: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference and replaces the
Schedule 1 previously filed with the Statement.

         To the knowledge of TCI, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen. During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Statement is hereby amended and supplemented by adding the following:

Kearns-Tribune Merger

         On July 31, 1997, pursuant to the terms and conditions of an Agreement and Plan of Merger dated as of April 18, 1997, TCI acquired all of the capital stock of Kearns-Tribune Corporation, a Utah corporation ("Kearns- Tribune"), in connection with the merger of Kearns-Tribune with a subsidiary of TCI (the "Merger"). As a result of the Merger, TCI acquired indirect beneficial ownership of 300,200 shares of Class A Stock and 225,000 shares of Class B Stock owned by Kearns-Tribune. The consideration for the acquisition of such GCI Common Stock was the consideration given in the Merger, which consisted of approximately 47.2 million shares of TCI Series A TCI Group Common Stock, $1.00 par value per share.

Exchange and Sale of Stock

         In connection with a public offering by GCI (the "Public Offering") of shares of its Class A Stock, TCI, through a subsidiary, exchanged 590,043 shares of Class B Stock beneficially owned by TCI for an aggregate of 590,043 shares of Class A Stock beneficially owned by certain officers and directors of GCI on August 1, 1997, the date the Public Offering closed. Donne F. Fisher, a Director of TCI, is a director of GCI and participated in said exchange by exchanging 185,000 shares of Class A Stock owned by Mr. Fisher for 185,000 shares of the 590,043 shares of Class B Stock exchanged by TCI. Immediately following the exchange of all 590,043 shares, TCI sold the 590,043 shares of Class A Stock in the Public Offering as a selling shareholder for the public offering price of $7.25 per share. As a result of such sale, TCI is no longer bound by the terms of the Voting Agreement.


ITEM 4.  Purpose of Transaction

         Item 4 of the Statement is hereby amended and supplemented by adding the following:

         The acquisition of the 300,200 shares of Class A Stock and the 225,000 shares of Class B Stock in the Merger occurred solely as the result of the Merger described in Item 3 above. TCI exchanged the 590,043 shares of the Class B Stock it beneficially owned for an equal number of shares of Class A Stock, also described in Item 3 above, so that it could participate in the Public Offering as a selling shareholder.

         Consistent with TCI's decision to sell its holdings in GCI, TCI intends to dispose of the shares of GCI Common Stock acquired as a result of the Merger. The timing of such disposition will depend upon various factors, including, but not limited to, the market price of the Class A Stock or Class B Stock. Notwithstanding such intent, TCI reserves the right, depending upon relevant factors, to change its intention to dispose of all of its GCI Common Stock.


ITEM 5.  Interest in Securities of the Issuer

         Item 5(a) of the Statement is hereby amended and supplemented by adding the following:

         TCI presently beneficially owns (without giving effect to the conversion of Class B Stock for Class A Stock): (a) 300,200 shares of Class A Stock, which represents less than 1% of the outstanding shares of Class A Stock; and (b) 225,000 shares of the Class B Stock, which represents approximately 5.5% of the outstanding shares of the Class B Stock. The foregoing percentage interests are based on the outstanding share numbers as of August 1, 1997, reported by GCI in its Form 10-Q for the quarter ended June 30, 1997, as follows: 45,268,680 shares of Class A Stock and 4,067,253 shares of Class B Stock. When these classes of Common Stock are aggregated, TCI may be deemed to beneficially own voting equity securities of GCI representing approximately 3.0% of the voting power of GCI.

         Donne F. Fisher, a Director of TCI, presently beneficially owns 102,975 shares of Class A Stock and 833,491 shares of Class B Stock, which shares of GCI Common Stock include 76,668 shares of Class A Stock and 620,803 shares of Class B Stock, respectively, held by the Estate of Bob Magness for which Mr. Fisher is Co-Personal Representative (the "Estate"). The Class A Stock beneficially owned by Mr. Fisher represents less than 1% of the outstanding shares of the Class A Stock, and the Class B Stock beneficially owned by Mr. Fisher represents approximately 20.5% of the outstanding shares of the Class B Stock. In addition, GCI has granted Mr. Fisher a contingent option for 25,000 shares of Class A Stock, of which no options are currently exerciseable, and such grant is subject to GCI shareholder approval to increase the authorized number of shares of Class A Stock available for issuance by GCI. The information set forth above related to Mr. Fisher's beneficial interests is based on the Prospectus from the Public Offering.

         Gary K. Bracken, an executive officer of a TCI affiliate, presently beneficially owns 1,784 shares of Class A Stock, which represents less than 1% of the outstanding shares of the Class A Stock. Larry E. Romrell, an executive officer of TCI and a director of GCI, presently beneficially owns 328 shares of Class B Stock, which represents less than 1% of the outstanding shares of the Class B Stock.

         Item 5(b) of the Statement is hereby amended and supplemented by adding the following:

         TCI has the sole power to vote or to direct the voting of the shares of the GCI Common Stock that TCI beneficially owns. TCI has the sole power to dispose of, or to direct the disposition of, the shares of the GCI Common Stock that TCI beneficially owns.

         To the knowledge of TCI, Messrs. Bracken and Romrell each have sole power to vote or to direct the voting of the shares of the GCI Common Stock that they each beneficially own. To the knowledge of TCI, Messrs. Bracken and Romrell each have sole power to dispose of, or to direct the disposition of, the shares of the GCI Common Stock that they each beneficially own. To the knowledge of TCI, Mr. Fisher has sole power to vote or to direct the voting of 26,307 shares of Class A Stock and 212,688 shares of Class B Stock owned by him and has joint power (with the other personal representative of the Estate) to vote or to direct the voting of the GCI Common Stock held by the Estate. To the knowledge of TCI, Mr. Fisher has sole power to dispose of, or to direct the disposition of, the shares of 26,307 shares of Class A Stock and 212,688 shares of Class B Stock owned by him and has joint power (with the other personal representative of the Estate) to dispose of, or to direct the disposition of, the GCI Common Stock held by the Estate.

         Item 5(c) of the Statement is hereby amended and supplemented by adding the following:

         Except for the transactions described in Item 3 above, including Mr. Fisher's participation in the stock exchange with TCI, neither TCI nor, to the knowledge of TCI, any of the persons described on Schedule 1, has executed transactions in the GCI Common Stock during the past sixty (60) days.

         Item 5(d) of the Statement is hereby amended and supplemented by adding the following:

         There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Stock or the Class B Stock beneficially owned by TCI.

         To the knowledge of TCI, there is no person that has the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, the GCI Common Stock beneficially owned by Messrs.

Bracken and Romrell, respectively. To the knowledge of TCI, with respect to the 26,307 shares of Class A Stock and 212,688 shares of Class B Stock owned by Mr. Fisher, there is no person that has the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, such GCI Common Stock beneficially owned by him and, with respect to the GCI Common Stock held by the Estate, Mr. Fisher shares with the other personal representative the power to direct receipt of dividends from, or proceeds from the sale of, the GCI Common Stock held by the Estate.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are presently no contracts, arrangements, understandings or relationships among TCI and other persons with respect to the GCI Common Stock beneficially owned by TCI.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Statement is true, complete and correct.


October 27, 1997                          TELE-COMMUNICATIONS, INC.


                                          /s/ STEPHEN M. BRETT
                                          --------------------------------------
                                          Stephen M. Brett
                                          Executive Vice President and
                                          General Counsel

                                   SCHEDULE 1

             Directors, Executive Officers and Controlling Persons
                                       of
                       Tele-Communications, Inc. ("TCI")

                                  DIRECTORS

Name                   Principal Occupation &                               Principal Business or Organization in
----                   Business Address                                     Which such Employment Is Conducted
                       -------------------------                            -------------------------------------

Donne F. Fisher        Business Executive; Consultant to &                  Cable television & telecommunications
                       Director of TCI;                                     & programming services
                       5619 DTC Parkway
                       Englewood, CO 80111

John W. Gallivan       Director of TCI; Former Chairman of the Board        Newspaper publishing
                       and a Director of Kearns-Tribune Corporation
                       400 Tribune Building
                       Salt Lake City, UT 84111

Paul A. Gould          Director of TCI, a Managing Director of              Investment banking services
                       Allen & Company Incorporated
                       711 5th Avenue
                       New York, New York 10022

Leo J. Hindery, Jr.    President, Chief Operating Officer and Director      Cable television & telecommunications
                       of TCI                                               & programming services
                       5619 DTC Parkway
                       Englewood, CO 80111

Jerome H. Kern         Director of TCI; Business Consultant; Special        Business Consulting; Law
                       Counsel to Baker & Botts, L.L.P.
                       5619 DTC Parkway
                       Englewood, CO 80111

Kim Magness            Director of TCI; Business Executive                  Management of various business enterprises
                       4000 E. Belleview
                       Englewood, CO 80111

John C. Malone         Chairman of the Board, Chief Executive Officer       Cable television & telecommunications
                       & Director of TCI                                    & programming services
                       5619 DTC Parkway
                       Englewood, CO 80111

Robert A. Naify        Director of TCI; President & Chief Executive         Provider of services to the motion picture
                       Officer of Todd-AO Corporation                       industry
                       172 Golden Gate Avenue
                       San Francisco, CA 94102

Name                   Principal Occupation &                               Principal Business or Organization in
----                   Business Address                                     Which such Employment Is Conducted
                       -------------------------                            ----------------------------------

J.C. Sparkman          Business Executive; Consultant to &                  Cable television & telecommunications
                       Director of TCI                                      & programming services
                       5619 DTC Parkway
                       Englewood, CO 80111


                                       EXECUTIVE OFFICERS
                                       ------------------

Gary K. Bracken        Senior Vice President & Controller                   Cable television & telecommunications
                       of TCI Communications, Inc.                          & programming services
                       5619 DTC Parkway
                       Englewood, CO 80111

Robert R. Bennett      Executive Vice President of TCI                      Cable television & telecommunications
                       5619 DTC Parkway                                     & programming services
                       Englewood, CO 80111

Stephen M. Brett       Executive Vice President, Secretary                  Cable television & telecommunications
                       & General Counsel of TCI                             & programming services
                       5619 DTC Parkway
                       Englewood, CO 80111

Marvin L. Jones        Executive Vice President & Chief Operating Officer   Cable television & telecommunications
                       of TCI Communications, Inc.                          & programming services
                       5619 DTC Parkway
                       Englewood, CO 80111

Larry E. Romrell       Executive Vice President of TCI                      Cable television & telecommunications
                       5619 DTC Parkway                                     & programming services
                       Englewood, CO 80111

Bernard W.             Senior Vice President & Treasurer of                 Cable television & telecommunications
Schotters, II          TCI Communications, Inc.                             & programming services
                       5619 DTC Parkway
                       Englewood, CO 80111

Fred A. Vierra         Executive Vice President of TCI                      Cable television & telecommunications
                       5619 DTC Parkway                                     & programming services
                       Englewood, CO 80111